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                                March 8, 2024

       Daniel Wolf
       Partner, Kirkland & Ellis LLP
       Wyndham Hotels & Resorts, Inc.
       601 Lexington Avenue
       New York, NY 10022

                                                        Re: Wyndham Hotels &
Resorts, Inc.
                                                            PREC14A filed
February 26, 2024
                                                            File No. 001-38432

       Dear Daniel Wolf:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

               Please respond to these comments by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       PREC14A filed February 26, 2024

       General

   1. We note your disclosure in the proxy statement and the letter to shareholders that Choice has provided notice of
its intention to nominate a full slate of directors for election at the
                                                        Annual Meeting. Please
update your proxy disclosure to reflect that such nominations have occurred.
       How do I make a stockholder proposal for the 2024 Annual Meeting? , page
9

   2. Revise the title of this section to reflect that it also contains information about deadlines for nominating
directors for the 2025 Annual Meeting.
       Background of the Solicitation, page 11

   3. Refer to the last paragraph on page 12. Expand to summarize the contents of the Choice letter of June 1, 2023
and how it purported to address Wyndham's concerns.
 Daniel Wolf
Wyndham Hotels & Resorts, Inc.
March 8, 2024
Page 2

        We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please direct any questions to Laura McKenzie at 202-551-4568 or Christina Chalk at
(202) 551-3263.



FirstName LastNameDaniel Wolf                               Sincerely,
Comapany NameWyndham Hotels & Resorts, Inc.
                                                            Division of
Corporation Finance
March 8, 2024 Page 2                                        Office of Mergers &
Acquisitions
FirstName LastName